PERSONAL AND CONFIDENTIAL

January 31, 2003

James M. DeMesa, M.D.

Suite 904

323 Jervis

Vancouver, BC

V6C 3P8

Dear Jim:

RE: COMPENSATION REVIEW & AMENDMENTS TO EMPLOYMENT AGREEMENT

This is to confirm the Board of Directors’ approval to increase your Base Earnings (Base Salary) to $440,000 effective October 1, 2002, and the award of Results Earnings (Performance Bonus) of $10,087 in recognition of corporate results during the period May 1, 2002 to October 31, 2002.   The adjustment to your Base Earnings and the Results Earnings were included in your December 31, 2002 pay.

I am also pleased to inform you that the Board of Directors approved a grant of 75,000 options for you under the MBI 2000 Employee Stock Option Plan and the date of grant is October 1, 2002.  The vesting schedule, will be as follows:  the first 25% of the annual grant, which is 18,750 shares, will vest on October 1, 2002; and the remaining 75% of the annual grant will vest in equal monthly installments over the three year period commencing October 1, 2003 to September 1, 2005 (ie 1,563 shares per month for 36 months).  Each tranche is exercisable for a period of 5 years from the date vested.    The exercise price is $0.79 per share.   This option grant is contingent upon your written agreement to the changes to your Employment Agreement as outlined below.

The following outlines the changes to your Employment Agreement which we previously discussed.  The Board of Directors has approved these changes and, pending your acceptance, these changes will go into effect immediately.  Please review the following and, if you are in agreement, sign this letter where indicated:

1)

Paragraph 4, Annual Review:  The timing of the Annual Review of your Base Earnings (Base Salary) will be changed from your anniversary date to the beginning of the Company’s fiscal year (May 1).  If the Annual Review results in an increase to your Base Earnings, the increase would be effective from May 1 of the respective year.

2)

Paragraph 5, Performance Bonus:   “Results Earnings” is the name of the Company’s Performance Bonus program.  The timing of the evaluation and payouts, if any, of your Results Earnings will be changed from the end of each fiscal year to the following:

a)

Your Results Earnings will be evaluated semi-annually (as of October 31 and April 30) based on individual and corporate performance.

b)

Your Results Earnings eligibility level is comprised of the following:

i)

up to 7% of your Base Earnings through the individual component

ii)

up to 43% of your Base Earnings through the corporate component

3)

Paragraph 11, Stock Options, b):   At May 1, 2003 you agree to receive a pro rata seven month portion of the contractual annual option grant, which is 43,750 options and thereafter the annual grant of 75,000 options will occur on May 1 each year for as long as you remain employed by Micrologix. The vesting provisions will be based on the May 1st grant date and otherwise remain the same.

If you are in agreement with these changes please sign this letter where indicated below and return the signed letter to Catherine Malone.  If you have any questions in this regard, please do not hesitate to contact me.

Sincerely,

MICROLOGIX BIOTECH INC.

David Scott

Chairman

I agree to the above listed amendments to my Employment Agreement:

________________________________              _____________________________

          James M. DeMesa, M.D.

      Date